UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1)(1)

American Commercial Lines Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

025195207

(CUSIP Number)

Eva Kalawski, Esq.

Platinum Equity, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

with a copy to:

David I. Brown, Esq.

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington DC 20004-1304

(202) 637-1072

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(1)                                  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 11 Pages)

CUSIP No.		Page 2 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Finn Holding Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO/AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power See Item 4

	8	Shared Voting Power See Item 4

	9	Sole Dispositive Power See Item 4

	10	Shared Dispositive Power See Item 4

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) See Item 4

14	Type of Reporting Person (See Instructions) CO

CUSIP No.		Page 3 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO/AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power See Item 4

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power See Item 4

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) See Item 4

14	Type of Reporting Person (See Instructions) PN

CUSIP No.		Page 4 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity Partners II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO/AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power See Item 4

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power See Item 4

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) See Item 4

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.		Page 5 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity Investment Holdings II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO/AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power See Item 4

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power See Item 4

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) See Item 4

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.		Page 6 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Platinum Equity, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO/AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power See Item 4

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power See Item 4

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) See Item 4

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.		Page 7 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Tom Gores

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO/AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place or Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power See Item 4

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power See Item 4

11	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 4

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) See Item 4

14	Type of Reporting Person (See Instructions) IN

CUSIP No.	Page 8 of 11 Pages

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph:

The total consideration paid for Common Stock in connection with the merger and the share purchase transaction, each as described in Item 4 below, was approximately $419 million. The consideration was funded through investment capital available to certain private investment funds controlled by Platinum Equity.

Item 4.                   Purpose of Transactions.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs.

On December 21, 2010, pursuant to the terms of the Agreement and Plan of Merger, dated as of October 18, 2010 (the “Merger Agreement”), by and among Finn Holding Corporation, a Delaware corporation (“Parent”), Finn Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ACL, Merger Sub was merged with and into ACL, with ACL continuing as the surviving corporation.

Immediately prior to the effective time of the merger, pursuant to the terms of the Voting Agreement, dated as of October 18, 2010 (the “Voting Agreement”), by and among GVI Holdings, Inc. and certain of its affiliates (“GVI Stockholders”) and Parent, Parent exercised its option to cause Finn Intermediate Holding Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Finn Intermediate”), to purchase from the GVI Stockholders the 3,234,474 shares of Common Stock to which the Original Schedule 13D relates. As a result, Finn Intermediate became the record owner of such shares and the GVI Stockholders ceased to own any shares of Common Stock of ACL, in each case, as of immediately prior to the effective time of the merger.

As a result of the consummation of the transactions contemplated by the Merger Agreement and the Voting Agreement, ACL is now a wholly owned subsidiary of Finn Intermediate and, indirectly, Parent, and ACL’s Common Stock ceased to be traded on the Nasdaq Global Market, and registration of the Common Stock will be terminated pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. As a result, the GVI Stockholders have ceased to own, directly or beneficially, any shares of Common Stock of ACL or securities of ACL subject to the relevant provisions of the Williams Act.  As the Reporting Persons’ deemed beneficial ownership of the shares of Common Stock of ACL arose (by virtue of the Voting Agreement) and was derived from the GVI Stockholders’ ownership of such shares, the Reporting Persons have also ceased to own, whether indirectly or beneficially, any shares of Common Stock of ACL or securities of ACL subject to the relevant provisions of the Williams Act.

Item 5.                   Interest in Securities of the Issuer.

(a)-(b)     The information contained in Item 4 above is incorporated herein by reference.

CUSIP No.	Page 9 of 11 Pages

(c)           Except as described in Items 3, 4 and 5, which descriptions are incorporated by reference into this Item 5(c), none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as described in Items 3, 4 and 5, which descriptions are incorporated by reference into this Item 5(d), none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)         December 21, 2010.

CUSIP No.	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2010	FINN HOLDING CORPORATION

	By:	/s/ Eva Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.

	By:	Platinum Equity Partners II, LLC, its general partner

		By:	Platinum Equity Investment Holdings II, LLC, its senior managing member

		By:	/s/ Eva Kalawski
		Name:	Eva M. Kalawski
		Title:	Vice President and Secretary

PLATINUM EQUITY PARTNERS II, LLC

	By:	Platinum Equity Investment Holdings II, LLC, its senior managing member

		By:	/s/ Eva Kalawski
		Name:	Eva M. Kalawski
		Title:	Vice President and Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

	By:	/s/ Eva Kalawski
	Name:	Eva M. Kalawski
	Title:	Vice President and Secretary

CUSIP No.	Page 11 of 11 Pages

PLATINUM EQUITY, LLC

By:	/s/ Eva Kalawski
Name:	Eva M. Kalawski
Title:	Executive Vice President, General Counsel
and Secretary

/s/ Mary Ann Sigler
Tom Gores by Mary Ann Sigler, attorney-in-fact

Schedule A

Set forth below is a list of the directors and executive officers of Parent, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Parent’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below the business address of each person is c/o Platinum Equity, LLC, 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.

Directors of Parent
Name	Present Principal Occupation
Eva M. Kalawski	Executive Vice President, General Counsel and Secretary of Platinum Equity

Executive Officers of Parent
Name	Position
Mary Ann Sigler	President
Robert J. Joubran	Vice President and Treasurer
Eva M. Kalawaski	Vice President and Secretary
Stephen T. Zollo	Vice President